                                                                   EXHIBIT 20.2
VISTA GOLD CORP.
FIRST QUARTER REPORT - 1999

DEAR FELLOW SHAREHOLDERS:

The first quarter has been a very significant one for Vista Gold. A number of important initiatives were taken which will ultimately result in significant growth for the Corporation.

The Corporation incurred a net loss of $3.0 million mainly as a result of the reduced production associated with start-up at Mineral Ridge and the suspension of mining activities at the Hycroft mine, lower gold prices and the expense that was associated with holding the Bolivian properties. However, in spite of the reduced production at both Mineral Ridge and Hycroft, the Corporation generated $1.8 million in positive direct cash flow from operations and gold was produced at a direct cash cost of $203 per ounce.

Start-up activities at Mineral Ridge have taken longer than anticipated in part due to greater than expected personnel training requirements and in part due to the severe weather conditions which were experienced during the first and early part of the second quarter. At the end of the first quarter, most of the necessary modifications on the plant were complete and we are confident that full production will be achieved during the second quarter.
At the time of writing, the plant is operating at planned levels and gold production for the second quarter is expected to be significantly higher than the first quarter.

Gold production from heap leach inventories at Hycroft has been higher than planned and 15,770 ounces were produced at Hycroft during the first quarter. Currently, over 20,000 ounces have been produced towards a budgeted production estimate of 25,000 ounces for the year. Based on current gold production levels and solution grades on the heaps, management now believes that Hycroft will produce between 30,000 and 35,000 ounces of gold for the year, which will enhance cash flow from operations.

In March, the Board of Directors approved a $400,000 drilling program at the Hycroft mine to be completed by September 1999, which is currently in progress. The program will include approximately 6,000 feet (1,829 meters) of diamond drilling and 11,000 feet (3,350 meters) of angle reverse circulation drilling. This program is designed to confirm the 37 percent upgrade factor on the remaining Brimstone deposit's gold resources, which was experienced while mining the deposit during 1997 and 1998. A positive result from this program could add significantly to Vista Gold's mineable reserves and allow the Hycroft mine to resume production at a gold price of $300 per ounce. Preliminary estimates made by the Corporation indicate production at Hycroft could be resumed at a rate of 50,000 to 70,000 ounces per year for a minimum of 5 years, at an estimated cash cost of $220 to $250 per ounce of gold.

In Bolivia, following the recently completed studies on a revised development plan, the Corporation signed a summary term sheet with a major international bank to provide the debt financing component for the project and is exploring alternatives to complete the total financing package. Vista is focussing its efforts on arranging the financing for this project so that construction can begin during the third or fourth quarters of 1999.

Subsequent to the end of the first quarter of 1999, the Corporation was pleased to announce it had entered into negotiations with Metallica Resources Inc. for the merger of the two companies to create a new gold production company with significant development projects and exploration potential. Detailed due diligence efforts are currently underway, and if the merger discussions are successful, the two companies expect to enter into a definitive merger agreement, subject to approval of their respective boards of directors as well as all necessary shareholder and regulatory approvals, by early June 1999.

Metallica owns the Cerro San Pedro gold project in Mexico under which Cambior Inc. has a right to earn a 50 percent interest by investing US$20,000,000 in project development expenditures. Metallica is also exploring the El Morro and La Fortuna copper-gold properties in Chile and the Mara Rosa gold project in Brazil. The combined entity would be well financed and the development of the Amayapampa project in Bolivia would be a priority of the newly created company.


/s/Mike B. Richings
Mike B. Richings
President and Chief Executive Officer

May 20, 1999

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450 or (888) 629-2450.


(303) 629-2450 - VOICE       370 SEVENTEENTH STREET -      (303) 629-2499 - FAX
                          SUITE 3000 - DENVER, CO 80202


                                      -8-